UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EIGER BIOPHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

28249U105

(CUSIP Number)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page (however, see the Notes).

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 28249U105

1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 138,331
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 138,331
9	Aggregate amount beneficially owned by each reporting person. 138,331
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 1.7%*
12	Type of reporting person OO

*	Based on 8,356,659 shares of common stock reported to be outstanding as of November 3, 2016 by the Issuer on its Form 10-Q filed with the U.S. Securities and Exchange Commission on November 8, 2016.

CUSIP No. 28249U105

1	Name of reporting persons. Boxer Asset Management Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 138,331
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 138,331
9	Aggregate amount beneficially owned by each reporting person. 138,331
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 1.7%*
12	Type of reporting person CO

*	Based on 8,356,659 shares of common stock reported to be outstanding as of November 3, 2016 by the Issuer on its Form 10-Q filed with the U.S. Securities and Exchange Commission on November 8, 2016.

CUSIP No. 28249U105

1	Name of reporting persons. Joe Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 138,331
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 138,331
9	Aggregate amount beneficially owned by each reporting person. 138,331
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 1.7%*
12	Type of reporting person IN

*	Based on 8,356,659 shares of common stock reported to be outstanding as of November 3, 2016 by the Issuer on its Form 10-Q filed with the U.S. Securities and Exchange Commission on November 8, 2016.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13G initially filed on December 23, 2015 (the “Original Filing”) by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”) and Joe Lewis (together with Boxer Capital and Boxer Management, the “Reporting Persons”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing.

On March 22, 2016, Celladon Corporation (the “Issuer”) consummated a merger with Eiger BioPharmaceuticals, Inc. (“Eiger”), pursuant to which a wholly-owned subsidiary of the Issuer merged with and into Eiger, with Eiger surviving the transaction as a wholly owned subsidiary of the Issuer (the “Merger”). In connection with the Merger, the Issuer effected a 15-for-1 reverse stock split of its common stock. In addition, the Company changed its name to “Eiger BioPharmaceuticals, Inc.”

Item 1(a). Name of Issuer:

The information in Item 1(a) of the Original Filing is hereby amended and restated in its entirety as follows:

Eiger BioPharmaceuticals, Inc.

Item 4. Ownership.

The information in Item 4 of the Original Filing is hereby amended and restated in its entirety as follows:

(a)	Amount beneficially owned:

Boxer Capital, Boxer Management and Joe Lewis beneficially own 138,331* shares of Common Stock.

(b)	Percent of class:

The shares of Common Stock beneficially owned by Boxer Capital, Boxer Management and Joe Lewis represent 1.7%* of the Issuer’s outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

Boxer Capital, Boxer Management and Joe Lewis do not have the sole power to vote or direct the vote of any shares of Common Stock.

(ii)	Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joe Lewis have shared voting power with respect to the 138,331* shares of Common Stock they beneficially own.

(iii)	Sole power to dispose or direct the disposition of:

Boxer Capital, Boxer Management and Joe Lewis do not have the sole power to dispose or direct the disposition of any shares of Common Stock.

(iv)	Shared power to dispose or to direct the disposition of:

Boxer Capital, Boxer Management and Joe Lewis have shared dispositive power with respect to the 138,331* shares of Common Stock they beneficially own.

*	The Reporting Persons may be deemed to beneficially own 138,331 shares of Common Stock, which represent approximately 1.7% of the Issuer’s outstanding shares of Common Stock (based on 8,356,659 shares of common stock reported to be outstanding as of November 3, 2016 by the Issuer on its Form 10-Q filed with the U.S. Securities and Exchange Commission on November 8, 2016). Boxer Management and Joe Lewis each have shared voting and dispositive power with regard to the shares of Common Stock owned directly by Boxer Capital.

Item 5. Ownership of Five Percent or Less of a Class.

Boxer Capital, Boxer Management and Joe Lewis have ceased to be the beneficial owners of more than 5 percent of the Common Stock.

Item 10. Certification.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

1	Joint Filing Agreement, dated the date hereof, among the Reporting Persons, incorporated herein by reference to Exhibit 1 to the Schedule 13GA filed by the Reporting Persons on December 23, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

BOXER CAPITAL, LLC

By:	/s/ Aaron Davis
Name:	Aaron Davis
Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jefferson R. Voss
Name:	Jefferson R. Voss
Title:	Director

JOSEPH C. LEWIS

By:	/s/ Joseph C. Lewis
Joseph C. Lewis, Individually